Exhibit 99.2

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (this “MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Quantum”, “Quantum BioPharma”, “we”, “us” or “our” refer to Quantum BioPharma Ltd., together with our subsidiaries, on a consolidated basis as constituted on March 31, 2025.

This MD&A for the three months ended March 31, 2025, and 2024 should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2024, and 2023 (the “financial statements”). The financial information presented in this MD&A is derived from the financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are in United States dollars except where otherwise indicated.

This MD&A is dated as of May 14, 2025.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates (“Product Candidates”) in different stages of development. Through Lucid, the Company is currently focused on the R&D of its lead compound, Lucid-MS (formerly Lucid-21-302). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company has also licensed, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption, to Celly Nu and Celly U.S., and is entitled to a royalty on the revenue generated by Celly Nu and Celly U.S. from sales of products created using the technology rights granted under the Celly Nu IP License Agreement. Further, the Company is also focused on the R&D of novel formulations for the treatment of alcohol misuse for application in hospitals and other medical practices. The Company also maintains selective R&D programs for inflammatory diseases (FSD-PEA) and depression (Lucid-PSYCH), though these initiatives remain secondary priorities.

In addition, the Company maintains a portfolio of strategic residential investments through its wholly owned subsidiary, FSD Strategic Investments, which is focused on generating returns and cashflow through the issuance of loans secured by residential real estate property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

Finally, the Company has expanded its corporate treasury management function to include investments in cryptocurrencies. This initiative is aligned with the Company’s financial diversification goals and supports its long-term strategic objectives.

On August 15, 2024, the Company consolidated its class A multiple voting shares (“Class A Multiple Voting Shares”) and class B subordinate voting shares (“Class B Subordinate Voting Shares”), on a 65:1 basis and changed its name to “Quantum BioPharma Ltd.” with a new trading symbol “QNTM” on both the Nasdaq Stock Market LLC (“Nasdaq”) and Canadian Securities Exchange (the “CSE”) stock exchanges.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares. For more information, please see the section entitled “Outstanding Share Data”.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events, or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this MD&A contains forward-looking statements contained in this MD&A include statements concerning the future of Quantum and are based on certain assumptions that Quantum has made in respect thereof as of the date of this MD&A. Quantum cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences Inc. (“FSD Biosciences”) are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this MD&A, which speak only as of the date of this MD&A.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplsu.ca) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025, as amended by Amendment No. 1 to the Form 20-F filed on March 31, 2025 (collectively, the Form 20-F”) under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Quantum does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Additional information relating to Quantum can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OVERVIEW

1.	Corporate Structure

Effective November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. in accordance with the provisions of the OBCA, the Company was formed.

Effective May 24, 2018, following receipt of shareholder approval at the March 15, 2018 annual and special meeting of the proposed amendments to the Company’s articles, and pursuant to the articles of amendment, the Company changed its name to “FSD Pharma Inc.” and the capital structure of the Company was reorganized to create a new class of Class A multiple voting shares (the “Class A Multiple Voting Shares”), amended the terms of and re-designated the existing common shares as Class B subordinate voting shares (the “Class B Subordinate Voting Shares”), and eliminate the existing non-voting class A preferred shares and non-voting class B preferred shares.

Effective May 29, 2018, the Class B Subordinate Voting Shares commenced trading on the CSE under the trading symbol “HUGE”.

Effective October 16, 2019, the Company completed a 201:1 consolidation.

On January 9, 2020, the Class B Subordinate Voting Shares commenced trading on the Nasdaq under the trading symbol “HUGE”.

On August 15, 2024, the Company completed the 2024 Consolidation and changed its name to “Quantum BioPharma Ltd.”. In connection with the name change, the Company’s trading symbol was changed to “QNTM” on both the Nasdaq and CSE.

The Company’s principal office is located at 55 University Avenue, Suite 1003, Toronto, Ontario, M5J 2H7, Canada, and its telephone number is +1-833-571-1811. As at the date of this Annual Report, the Company is a reporting issuer in each of the provinces and territories of Canada. The Company’s registrar and transfer agent is Marrelli Trust Company Limited. The Company’s agent for service in the United States is CT Company, 28 Liberty Street, New York, New York 10005.

2.	Business Segments

Quantum BioPharma’s operations are organized into two primary business segments: biopharmaceutical innovation and strategic residential investments. The biopharmaceutical segment is dedicated to developing therapies for neurodegenerative, inflammatory, and metabolic disorders, as well as alcohol misuse. Key initiatives include advancing Lucid-MS, a patented clinical-stage compound targeting myelin restoration in multiple sclerosis, and monetizing unbuzzd™, a licensed alcohol-recovery formulation, through royalty-generating partnerships with Celly U.S. and Celly Nu.

Through its subsidiary FSD Strategic Investments, the Company maintains a portfolio of residential real estate-backed loans, secured by first or second mortgages, to generate stable cash flow and capital returns.

Separately, Quantum BioPharma has expanded its corporate treasury management to include cryptocurrency investments, aligning with its strategy for financial diversification and long-term growth.

As of the date hereof, the Company currently has the following subsidiaries:

(i)	FSD BioSciences Inc. (“FSD Biosciences”), which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii)	Prismic Pharmaceuticals Inc. (“Prismic”), which is wholly owned by the Company and incorporated under the laws of the State of Arizona;

(iii)	FV Pharma Inc. (“FV Pharma”), which is wholly owned by the Company and incorporated under the OBCA;

(iv)	Lucid Psycheceuticals Inc. (“Lucid”), which is wholly owned by the Company and incorporated under the OBCA;

(v)	FSD Strategic Investments Inc. (“FSD Strategic Investments”), which is wholly owned by the Company and incorporated under the OBCA;

(vi)	FSD Pharma Australia Pty Ltd. (“FSD Australia”), which is wholly owned by the Company and incorporated under the laws of Australia;

(vii)	Celly Nutrition Corp. (“Celly Nu”) or (“Celly”), an entity controlled by the Company and incorporated under the British Columbia Business Corporations Act; and

(viii)	Huge Biopharma Australia Pty Ltd (“Huge Biopharma”), which is wholly owned by the Company and incorporated under the laws of Australia.

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY’S BUSINESS IN FISCAL YEAR 2024 TO THE DATE OF THIS MD&A REPORT.

January 4, 2024: the registration statement on Form F-3 (File No. 333-276264) filed under the Securities Act with the SEC containing a base shelf prospectus with the SEC on December 22, 2023 (the “U.S. Base Prospectus”) was declared effective (the “January 2024 Registration Statement”). The January 2024 Registration Statement also qualifies the offer, issue and sale, from time to time of Securities up to an aggregate amount of US$50,000,000, subject to limitations, as applicable, under Form F-3. The January 2024 Registration Statement is available for use by the Company until January 4, 2027. The terms of any Securities to be offered under the January 2024 U.S. Base Prospectus will be specified in a prospectus supplement, which will be filed with the SEC in connection with any such offer.

January 8, 2024: the United States District Court for the Southern District of Florida (the “S.D. Fla.”) dismissed the Company’s request for a motion to dismiss the complaint filed against it by GBB.

January 24, 2024: the Company entered into an agreement with SBS Intl Group LLC. (“SBS”) to assist the Company in enhancing its market awareness and foster productive, continuing dialogues with Shareholders and other market participants. The agreement granted SBS 1,539 Options with an exercise price of C$68.25 and expiry date of January 24, 2026. As of the date of this report, this agreement has been terminated, and all share-based compensation forfeited.

January 24, 2024: the Company entered into an agreement with Draper, Inc. (“Draper”) and Carriage House Capital, Corp. (“Carriage House”) to assist the Company on in enhancing its market awareness and foster productive, continuing dialogues with Shareholders and other market participants. The agreement granted Draper and Carriage 5,385 Options each with the exercise price of C$68.25 and expiry date of January 24, 2026. As of the date of this report, this agreement has been terminated, and all share-based compensation forfeited.

January 29, 2024: the Company appointed Dr. Sanjiv Chopra, MD to the Board to replace Nitin Kaushal.

February 6, 2024: the Court of Appeal for Ontario (“ONCA”) affirmed the ONSC’s judgement in the amount of C$2.8 million plus C$175,000 against Dr. Raza Bokhari. An additional C$5,000 in costs was awarded to the Company by the ONCA in respect of Dr. Raza Bokhari’s failed motion for leave to appeal.

February 6, 2024: the Company incorporated Huge Biopharma to conduct research related to Lucid-MS in Australia.

February 11, 2024: the Company engaged MZHCI, LLC, an MZ Group Company (“MZ”) to lead a comprehensive strategic investor relations and financial communications program across all key markets (the “MZ Agreement”). Pursuant to the MZ Agreement, MZ is paid US$10,000 per month. Either party has the right to terminate the MZ Agreement upon fifteen days’ notice. As of the date of this Annual Report, the MZ Agreement remains in effect.

February 16, 2024: the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company, at its discretion, may offer and sell, from time to time, through Wainwright as sales agent, Class B Subordinate Voting Shares, having an aggregate offering price of up to US$11,154,232 (the “ATM Offering”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering is payable to Wainwright in connection with its services. The ATM Offering was made in the United States pursuant to the January 2024 Registration Statement and the prospectus supplement dated February 16, 2024, and as amended pursuant to the Amendment No. 1 to the prospectus supplement dated August 26, 2024 (together with January 2024 Registration Statement, the “ATM U.S. Prospectus”) filed with the SEC.

-	Sales of the Class B Subordinate Voting Shares under the ATM U.S. Prospectus will and have been made in transactions that are deemed to be “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) including sales made directly on or through the Nasdaq. The Class B Subordinate Voting Shares will be distributed at the prevailing market prices at the time of each sale. As a result, prices may vary between purchasers and during the period of distribution. No Class B Subordinate Voting Shares in the ATM Offering will be sold on the CSE or any other trading market in Canada.

-	The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the ATM Agreement. If the Company chooses to sell Class B Subordinate Voting Shares under the ATM Offering, the Company intends to use the net proceeds of the ATM Offering (i) to fund various clinical studies, trials and development programs, (ii) to fund R&D, and (iii) for general corporate purposes and working capital.

-	From February 16, 2024, through March 31, 2025, the Company sold an aggregate of 1,384,781 Class B Subordinate Voting Shares on a post-consolidation basis, pursuant to the ATM U.S. Prospectus for gross proceeds of approximately US$11,746,730. The Company did not sell any Class B Subordinate Voting Shares on a post-consolidation basis from December 31, 2024, to March 31, 2025.

February 19, 2024: Huge Biopharma entered into an agreement with Ingenu to conduct the METAL-1 TRIAL.

February 28, 2024: the Company announced the settlement of an aggregate of US$492,135 of amounts owing to arm’s length creditors through the issuance of 8,385 Class B Subordinate Voting Shares at the deemed price of US$0.903 per Class B Subordinate Voting Share.

March 11, 2024: the Company submitted a CTA for a planned Phase-1b clinical trial for the METAL-1 TRIAL.

March 26, 2024: Huge Biopharma entered into agreement with Ingenu to conduct a trial in connection with Lucid-21-302.

March 31, 2024: the principal amount of the Celly Nu Loan (as defined herein) was increased by C$300,000.00, pursuant to the Celly Nu Amended Loan Agreement (as defined herein). No retroactive interest was to be charged on the increased amount. Thus, the total principal amount equates to C$1,300,000.00 as of March 31, 2025. The interest rate per annum remained unchanged.

April 5, 2024: the Company received a written notification (the “April 2024 Nasdaq Notification Letter”) from Nasdaq that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule rules for continued listing on the Nasdaq. The April 2024 Nasdaq Notification Letter was a deficiency notice, not a delisting notice, and did not affect the trading of the Class B Subordinating Voting Shares. Nasdaq Listing Rule 5550(a)(2) requires securities listed on Nasdaq to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business day. The Class B Subordinate Voting Shares traded at a price of less than $1.00 per share for 30 consecutive business days between from February 22 to April 4, 2024. The Company was given until October 2, 2024, to regain compliance by maintaining a closing bid price of at least $1.00 for 10 consecutive business days. The Company regained compliance on September 6, 2024.

April 22, 2024: Celly U.S. announced its collaboration with BevSource.

April 24, 2024: the Company entered into an agreement with ASPI in Tampa, Florida, to conduct the METAL-2 TRIAL.

April 25, 2024: Celly U.S. announced its partnership with Six+One.

May 7, 2024: the Company announced the submission to HREC of for a trial in connection with Lucid-MS.

May 16, 2024: Celly Nu launched its newly designed packaging and logo.

May 22, 2024: the Company entered into an investor relations services agreement with IR Agency LLC (“IR Agency”). Pursuant to the agreement, IR Agency agreed to communicate information about the Company to the financial community including, but not limited to, creating company profiles, media distribution and building a digital community with respect to the Company for a period of one month beginning on May 28, 2024, in exchange for a fee of US$245,000. At the date of this report, the Company discontinued its engagement with IR Agency.

May 28, 2024: the Company submitted a clinical trial protocol for its METAL-2 TRIAL.

June 11, 2024: the Company entered into an option agreement with the University of Southern California (“USC”) to evaluate dietary supplement technology for commercialization (the “USC Agreement”). The USC Agreement allowed the Company to exclusively evaluate its novel technology for a 6-month term. At the end of this USC Agreement, the Company decided not to extend the USC Agreement.

June 27, 2024: the Company received approval from HREC for its trial in connection with Lucid 21-302.

June 27, 2024: the United States District Court for the Eastern District of Pennsylvania granted judgement in favor of the Company in its case against Dr. Raza Bokhari.

June 28, 2024: the Company retained the services of Totaligent, Inc. (“Totaligent”), a market awareness firm with 25 years of experience and a 32-million investor database, for a 30-day contract valued at US$30,000, ending July 28, 2024, unless renewed, with both parties maintaining a 5-day termination notice option. As at today’s date, the Company discontinued its engagement with Totaligent.

August 13, 2024: the Company entered into an agreement with Ingenu to conduct a clinical study to observe and quantify disease progression in patients with primary progressive multiple sclerosis. This study will facilitate a future phase 2 clinical trial with Lucid-MS. This agreement is still in place.

August 14, 2024: the Celly IP Nu IP License Agreement (i) was amended to add Celly U.S., as a licensee to the Celly Nu IP License Agreement, effective as of the August 14, 2024, and granted Celly U.S. exclusive global rights to commercialize the Licensed IP (as defined herein) from August 14, 2024, (ii) noted that Celly Nu became the sole and exclusive owner of the unbuzzd™ trademark pursuant to an intellectual property purchase agreement with the Company dated October 2, 2023, and amended the definition of the Licensed IP in the Celly Nu IP License Agreement to exclude unbuzzd™ any time after the unbuzzd™ trademark assignment date, and (iii) confirmed that Celly Nu retained an exclusive global license to commercialize the Licensed IP since July 31, 2023, the effective date of the Celly Nu License Agreement. All other terms in the Celly Nu IP License Agreement remained substantially the same.

August 15, 2024: the Company completed the 2024 Consolidation and changed its name to “Quantum BioPharma Ltd.”. In connection with the name change, the Company’s trading symbol was changed to “QNTM” on both the Nasdaq and CSE. The new CUSIP and ISIN for the Class B Subordinate Voting Shares were changed to 74764Y205 and CA74764Y2050, respectively. After giving effect to the 2024 Consolidation, the Class B Subordinate Voting Shares were reduced from 84,531,149 to approximately 1,300,727 Class B Subordinate Voting Shares and the Class A Multiple Voting Shares were reduced from 72 to 2 Class A Multiple Voting Shares. No fractional Class A Multiple Voting Shares and Class B Subordinate Voting Shares were issued in connection with the 2024 Consolidation. Instead, all fractional Class A Multiple Voting Shares or Class B Subordinate Voting Shares were rounded up to the nearest whole number. The exercise price and/or conversion price and number of Class B Subordinate Voting Shares issuable under any of the Company’s outstanding convertible securities were proportionately adjusted in connection with the 2024 Consolidation.

August 15, 2024: the Company closed a non-brokered private placement and issued four (4) Class A Multiple Voting Shares at a price of C$18.00 per Class A Multiple Voting Share for aggregate gross proceeds of C$72.00 (the “August 2024 Class A Multiple Voting Share Private Placement Offering”). Xorax Family Trust, a trust of which Zeeshan Saeed, the Chief Executive Officer (“CEO”) and Co-Executive Chairman of Quantum BioPharma is a beneficiary (“Xorax”), and Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, a Co-Executive Chairman of Quantum BioPharma, is a director (“Fortius”), purchased all the Class A Multiple Voting Shares issued pursuant to the August 2024 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101.

August 23, 2024: the Company canceled an aggregate of 47,358 Options (“August 2024 Options”) to purchase Class B Subordinate Voting Shares, which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company (each a “August 2024 Option Participant”). Management reviewed the Company’s outstanding August 2024 Options and determined that certain August 2024 Options granted to such August 2024 Option Participants under the Company’s Equity Incentive Plan, at exercise prices, ranging from C$84.50 to C$189.15 per Class B Subordinate Voting Share, no longer represented a realistic incentive to motivate the August 2024 Option Participants.

August 23, 2024: the Company announced the grant of RSUs (August 2024 RSUs”) pursuant to the Equity Incentive Plan. The Company granted an aggregate of 32,690 August 2024 RSUs to certain officers, directors, and employees of the Company. Each August 2024 RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the Lucid-MS MAD study conducted by Ingenu, subject to acceleration in the event of a takeover bid or change of control.

August 23, 2024: the Board authorized and approved bonuses in the amount of C$450,000 to each of Anthony Durkacz, Zeeshan Saeed and Donal Carroll, officers of the Company, (together, the “Executives”) pursuant to the terms and conditions of certain executive agreements entered into between the Company and each of the Executives (together, the “Executive Agreements”). Pursuant to the terms and conditions of the respective Executive Agreements, each Executive was entitled to certain annual bonuses, based on the Executive and Company meeting certain performance milestones, calculated on the basis of 70% of the respective Executive’s base salary for the second year of employment and 80% of the respective Executive’s base salary for the third year of employment, which equates to a bonus payment of C$210,000 and C$240,000, respectively, for each Executive for each year of service (each, a “August 2024 Bonus Payment”). Subject to compliance with CSE policies, the Company and Executives determined that to preserve the Company’s cash, it settled the August 2024 Bonus Payments into Class B Subordinate Voting Shares at a deemed price of C$5.44 per Class B Subordinate Voting Share.

August 26, 2024: the Company filed an amendment to the ATM U.S. Prospectus.

August 30, 2024: Donal Carroll assumed the role of Chief Financial Officer, and Nathan Coyle assumed the role of Controller. In addition, the Company appointed Jason Sawyer as the Head of Finance and Mergers and Acquisitions.

August 30, 2024: Celly Nu launched unbuzzd™ Clear Eyed Citrus Powder grab-and-go stick packs on Amazon.com.

August 30, 2024: the Company regained compliance with Nasdaq’s continued listing requirements after receiving the April 2024 Nasdaq Notification Letter. See “April 5, 2024” for more information.

September 6, 2024: the Company completed debt settlements in the amount of C$450,000 with the Executives to preserve the Company’s cash through the issuance of 248,160 Class B Subordinate Voting Shares, at a deemed price of C$5.44 per Class B Subordinate Voting Share.

September 6, 2024: the Company granted an aggregate of 12,500 Options (the “September 2024 Options”), and an aggregate of 7,500 RSUs (the “September 2024 RSUs”) to a director and certain consultants of the Company. Each September 2024 Option is exercisable at a price of C$5.60 per Class B Subordinate Voting Share, expires two years from the date of grant and vest in one-third increments with the first batch vesting immediately and the remaining two thirds vesting equally on the 6 month and 12-month anniversary of the date of grant. Each September 2024 Option is exercisable to purchase one Class B Subordinate Voting Share. Each September 2024 RSU granted vested immediately.

September 6, 2024: the Company canceled an aggregated of 7,692 warrants to purchase Class B Subordinate Voting Shares, which were previously granted to a board member. Management reviewed the Company’s outstanding warrants and determined that the warrants granted to such individual at an exercise price of C$97.50 per Class B Subordinate Voting Share no longer represented a realistic inventive to motivate such individual.

September 13, 2024: the Company closed a non-brokered private placement and issued six Class A Multiple Voting Shares at a price of C$6.00 per Class A Multiple Voting Share for gross proceeds of C$36.00 (the “September 2024 Class A Multiple Voting Share Private Placement Offering”). Xorax and Fortius purchased all the Class A Multiple Voting Shares issued pursuant to the September 2024 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders was considered a “related-party transaction” within the meaning of MI 61-101. The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the September 2024 Class A Multiple Voting Share Private Placement Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101). Fortius, Xorax and the Company entered into a Shareholder Agreement dated September 13, 2024 (“Shareholder Agreement”), which prohibits unauthorized transfers of the Class A Multiple Voting Shares.  See “Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions – Shareholder Agreement.”

September 27, 2024: the Company announced the grant of 29,500 Options to certain directors, officers, employees, and consultants (the “September 2024 Options”). Each September 2024 Option granted vests immediately and is exercisable at a price of C$5.25 for a period of two years from the issue date. A director of the Company received 7,500 of the September 2024 Options, and thus, the foregoing as it applies to such party represents a related-party transaction under MI 61-101. However, the transaction was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of the transaction nor the consideration exceeds 25% of the Company’s market capitalization.

September 27, 2024: the Company announced it has retained the services of Cambridge Consultants Inc. (“Cambridge”) for $35,000, TD Media LLC dba Life Water Media (“LWM”) for $75,000, and King Tide Media LLC (“KTM”) for $50,000. As at today’s date, the Company has discontinued its engagement with Cambridge, LWM, and KTM.

October 7, 2024: the Company announced that Celly U.S. signed a master distribution agreement with FUSION.

October 20, 2024: On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10.

October 29, 2024: the Company engaged Agoracom Independent Trading Group (“Agoracom”) for C$25,000, Buyins, Inc. (“Buyins”) for US$15,000, and Stockjock.com LP (“Stockjock”) for US$15,000, to enhance market awareness and shareholder engagement, following a capital review and in compliance with CSE policies. Agoracom and ITG agreements require 30 days’ termination notice, while Buyins and Stockjock require 10 days’ notice. The Company remains engaged in these agreements.

October 31, 2024: The Company further decreased its outstanding debt to a creditor through a debt settlement agreement involving cash payments. Previously reported on the balance sheet at approximately US$611,000, the debt has been reduced to around US$211,000, reflecting a substantial reduction of approximately US$400,000.

November 5, 2024: the Company settled its total outstanding debt to a creditor, which was previously reported on the balance sheet at approximately US$278,000. The Company and the creditor reached a debt settlement agreement, whereby the creditor would be compensated by an external party to the Company.

December 5, 2024: the Company announced it intended to complete a non-brokered private placement offering (the “December 2024 Offering”) of up to 5,000 convertible debenture units of the Company (each, a “December 2024 Debenture Unit”) at a price of C$1,000 per Debenture Unit. Each December 2024 Debenture Unit consists of (i) one convertible debenture having a face value of C$1,000.00 (each a “December 2024 Debenture”); and (ii) 80 Class B Subordinate Voting Share purchase warrants (each a “December 2024 Warrant”) exercisable for 80 Class B Subordinate Voting Shares. The December 2024 Debentures matures on the date that is 36 months from the date of issuance and bears interest at a rate of 1.25% per month, beginning on the date of issuance and is payable in cash on the last day of each calendar quarter. The principal sum of the December 2024 Debenture, or any portion thereof, and any accrued but unpaid interest, may be converted into Class B Subordinate Voting Shares at a conversion price of C$6.25 per Class B Subordinate Voting Share. Each December 2024 Warrant shall entitle the holder to acquire one additional Class B Subordinate Voting Share at a price of C$7.00 per Class B Subordinate Voting Share, for a period of five (5) years from the date of issuance. The December 2024 Debenture contained normal course default provisions, and a default if the volume weighted average price of the Class B Subordinate Voting Shares on the Canadian Securities Exchange is at or below C$5.3125 for any period of 10 consecutive trading days (the “VWAP Default”). The December 2024 Debenture and December 2024 Warrant contain a provision that prevents conversion or exercise, as applicable, if the holder’s interest in the Company would exceed 9.99%. The Company shall have a right to prepay or redeem a part or the entire principal amount of the  December 2024 Debenture for a cash amount equal to the sum of all payments of interest on the December 2024 Debenture, that would be due through to the maturity date (the “Prepayment Penalty”). In the event the holder converts the entire amount owing on the December 2024 Debenture within 6 months of the issuance date, the holder shall be entitled to receive a cash amount equal to half the sum of all payments of interest on the December 2024 Debenture that would be due through to the maturity date, or at the option of the holder Class B Subordinate Voting Shares at the conversion price (the “Conversion Bonus”). The Company used proceeds from the December 2024 Offering for the ongoing development of the Company’s business model and for general working capital purposes.

December 10, 2024: the Company’s safety review committee recommended commencing dosing of the second cohort in its trial entitled “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.”

December 13, 2024: the Company closed an initial tranche of the December 2024 Offering and issued 500 December 2024 Debenture Units for C$500,000. See “December 5, 2024” above for more details on the December 2024 Offering.

December 18, 2024: the Company entered into an investor relations services agreement with Enterprise Canada Inc. (“Enterprise”). Pursuant to the agreement (“Enterprise Agreement”), Enterprise has been engaged for an indefinite period. The Enterprise Agreement is structured in three phases, with C$10,000 paid to Enterprise at the start of phase 1, C$2,500 on the completion of phase 2, and C$5,000 due monthly as a public relations retainer (phase 3). Enterprise will be assisting the Company with its public relations strategy, which includes developing the Company’s narrative, key messages, and pitching strategies with identified targets. As of the date of this Annual Report, the parties remain engaged in the Enterprise Agreement.

December 20, 2024: the Company closed the second tranche of the December 2024 Offering and issued 500 December 2024 Debenture Units for C$500,000. See “December 5, 2024” above for more details on the December 2024 Offering.

December 20, 2024: the Company purchased US$1,000,000 of Bitcoin and other cryptocurrencies as part of its strategic efforts.

December 24, 2024: the Company entered into a prepaid forward purchase agreement (“Sports Coat Prepaid Purchase Agreement”) with Sports Coat LLC (“Sports Coat”), whereas Sports Coat agreed to provide financing of US$1,000,000 to the Company as consideration for purchasing proceeds of the litigations (the “Litigation Proceeds”) which includes any of the following involving: (i) claims relating to market manipulation / securities / commodities / exchanges brought by or on behalf of Quantum Biopharma Ltd. or any related entity: or (ii) Dr. Raza Bokhari. Per terms stated in the Sports Coat Prepaid Purchase Agreement, the Company is not obligated to repay US$1,000,000 to Sports Coat if no proceeds are realized from the lawsuit as the financing is considered non-recourse. Sports Coat bears risk of loss in the event of non-collection of the Litigation Proceeds. The Sports Coat Prepaid Purchase Agreement does not have a predefined repayment schedule, or specified due date, and the Company has not generally pledged its assets as collateral to ensure repayment. As the Company has received the US$1,000,000 proceeds in full, and has no obligation to repay this amount, proceeds are recognized as deferred income.

January 7, 2025: the Company was approved to dual list its shares on Upstream, a MERJ Exchange market and global securities trading application. The dual listing on Upstream is designed to provide the Company the opportunity to access a global investor base outside of the U.S. that can trade using a credit/debit card, PayPal, USD, or USDC (a stable coin pegged to the USD); unlocking liquidity and enhancing price discovery while globalizing the opportunity to invest in the Company. The Upstream market is open 7 days a week 20 hours a day, Monday to Sunday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST). Traders on Upstream’s smart-contract powered market will experience real-time trading and settlement, and a transparent orderbook which does not permit common market manipulations.

January 14, 2025: the Class B Subordinate Voting Shares started trading on the MERJ Exchange at 10:00am ET under the ticker symbol “QNTM”. See “January 7, 2025” above for more information.

January 20, 2025: the Company closed the third tranche of the December 2024 Offering and issued 1,480 December 2024 Debenture Units for aggregate gross process of C$1,480,000. This third tranche was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 Warrants per Debenture Unit, and a reduced exercise price of C$5.25 per Warrant share. On February 7, 2025, the investor converted a partial amount of this Debenture into an aggregate of 152,577 shares of the Company’s Class B Subordinate Voting Shares. On February 26, 2025, the investor converted the remaining amount of the Debenture into an aggregate amount of 221,237 shares of the Company’s Class B Subordinate Voting Shares. Thus, the total amount of Class B Subordinate Voting Shares converted under this Debenture was 373,814. See “December 5, 2024” above for more details on the December 2024 Offering.

January 24, 2025: the Company sought a court order from the ONSC declaring Dr. Bokhari to be a vexatious litigant.

February 4, 2025: the Company announced that it completed a double-blind, randomized, placebo-controlled crossover design clinical trial (NCT06505239) of unbuzzd™. For more information about unbuzzd™ Clinical Trials, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

February 6, 2025: Celly Nu entered into a letter of engagement with a leading New York investment bank to raise up to US$10,000,000 in capital and explore an initial public offering on a major US public exchange.

February 7, 2025: the Company and Empire Market Ventures, LLC (“Empire”) entered into an investor relations services agreement (the “Empire Agreement”). Pursuant to the Empire Agreement, Empire was engaged for a period of three months. The Company paid Empire US$25,000 in fees. Empire will be providing the Company with investor awareness and marketing services, which includes giving the Company access to an exclusive Nasdaq, TSX, and ASX mailing list and investor contacts, content creation, media appearances, branding and consulting, and other services aimed at increasing the Company’s engagement with investors.

February 18, 2025: the Company purchased an additional US$1,000,000 worth of Bitcoin and other cryptocurrencies as part of its strategic efforts.

March 6, 2025: the Company closed the fourth tranche of the December 2024 Offering and issued 100 January 2025 Debenture Units for aggregate gross process of C$100,000. On March 25,2025, the investor converted this Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares. In addition, the Company announced it may complete additional tranches of the December 2024 Offering, adjusting each convertible debenture units (each, a “March 2025 Debenture Unit”) to include 76 warrants, with an increased conversion price of C$6.60 (the “March 2025 Debenture”) and an increased exercise price per warrant of C$7.00 (the “January 2025 Warrants”). In addition, the March 2025 Debenture removed the VWAP Default, the Prepayment Penalty and the Conversion Bonus.

March 7, 2025: the Company cancelled an aggregate of 7,692 warrants to purchase Class B Subordinate Voting Shares which were previously granted to Mr. Zapolin. The Company and Mr. Zapolin entered into a warrant cancellation agreement, pursuant to which Mr. Zapolin agreed to cancel the warrants. Management had reviewed Mr. Zapolin’s outstanding warrants and determined that the warrants granted to Mr. Zapolin under the Equity Incentive Plan no longer represented a realistic incentive to motivate Mr. Zapolin. Concurrently, the Company granted an aggregate of 7,692 Options to Mr. Zapolin to acquire Class B Subordinate Voting Shares (each, a “Zapolin Option”) pursuant to the Equity Incentive Plan, with an exercise price of C$6.60 per Class B Subordinate Voting Share. Each Zapolin Option granted vested immediately, and the expiry date of the Zapolin Options are on March 7, 2027. If Mr. Zapolin ceases to be a participant under the Equity Incentive Plan for any reason, the expiry date of the Zapolin Options shall be 90 days following the date Mr. Zapolin ceases to be a participant under the Equity Incentive Plan.

March 20, 2025: The Company increased its cryptocurrency holdings with the purchase of an additional US$1,500,000 worth of Bitcoin and other cryptocurrencies.

March 26, 2025: Celly U.S. released unbuzzd™ “On-the-Go Powder Stick Packs” in an 8-pack display box, facilitating the sale of unbuzzd™ in convenience, liquor, and drug stores across the United States. The 8-pack display box is available for direct sale to consumers on both amazon.com and unbuzzd.com.

March 26, 2025: the Company retained the services of LWM to enhance its market awareness. This engagement is for a period of 45 days, for $55,000.

March 27, 2025: the Company appointed Terry Lynch to the Board to replace Dr. Sanjiv Chopra.

March 31, 2025: the Company announced that it has closed the final tranche (“Final Tranche”) of the offering announced on December 5, 2024 (the “December 5 NR”) as amended on January 20, 2025, and based on the better terms announced on March 7, 2025 (the “March 7 NR”). The Company issued 2,420 Debenture Units (as defined in the December 5 NR, as amended by the March 7 NR) for C$2,420,000 as part of this Final Tranche bringing the total amount raised to C$5 million.

March 31, 2025: the Company entered into a joint clinical study with Massachusetts General Hospital (MGH) scientists to validate a novel positron emission tomography (PET) imaging technique to monitor myelin integrity and demyelination in people with multiple sclerosis (MS).

April 3, 2025 – Celly is launching unbuzzd in Puerto Rico with distribution partner FUSION Distribution Group, a leading distributor of health-conscious food and beverage offerings across Puerto Rico, the Caribbean, and parts of Central and South America.

April 10, 2025 – Celly has secured a landmark partnership with the Asian American Trade Associations Council (“AATAC”) to expand the retail availability of unbuzzd™, increase sales, and recruit new customers. This partnership will focus on unbuzzd™’s convenient “On-the-Go Powder Stick Packs” which have been scientifically proven to accelerate the reduction of blood alcohol levels and restore mental alertness.

April 14, 2025: the Company announced that the reconsideration motion by Dr. Raza Bokhari at the Court of Appeal for Ontario was dismissed entirely in favour of Quantum BioPharma. As previously disclosed in Quantum BioPharma’s news releases issued May 11, 2023, October 4, 2023, and February 5, 2024, and January 17, 2025, Arbitrator Cunningham dismissed Dr. Bokhari’s claim that the Company had wrongfully dismissed him, awarding FSD Pharma approximately CDN$2.81 million in costs of the arbitration plus interest. Also, $175,000 in costs were awarded by Justice Conway in respect of the set aside application, and $5,000 in costs were awarded by the Court of Appeal totaling $180,000 in respect of Dr. Raza Bokhari’s failed motion for leave to appeal. Dr. Raza Bokhari filed a re-consideration motion with the Court of Appeal for Ontario which is now dismissed entirely and $180,000 in awards is now due.

April 18, 2025: the Company announced the grant of 60,000 restricted share units (each, an “RSU”) pursuant to the Company’s equity incentive plan, which are subject to certain vesting criteria. All of the RSUs (and any class B subordinate voting shares in the capital of the Company (“Class B Shares”) issuable upon their vesting) are subject to a four month and one day hold period pursuant to the policies of the Canadian Securities Exchange (the “CSE”) and applicable securities laws.

April 18, 2025: The Company also announced that the board of directors of the Company authorized and approved the settlement of outstanding debt owed to arm’s length parties by issuing Class B Shares at a deemed price of US$6.75 per Class B Share. The Class B Shares upon issuance will be subject to a four month and one day hold period pursuant to the polices of the CSE and applicable securities laws.

April 22, 2025: the Company announced the appointment of Kevin Malone as an advisor to the Board of Directors. Mr. Malone brings a vast wealth of successful stock trading experience, especially in manipulated companies, from his years of wealth management.

On April 23, 2025, the Company expanded its portfolio of residential mortgages by issuing one new mortgage loan, with a principal amount of C$105,000 with a maturity of one year.

May 5, 2025: the Company Announced that it had filed an amended complaint, to the original complaint filed on October 21, 2024, in the US District Court for the Southern District of New York, in response to the Motion to Dismiss filed by the defendants on January 31, 2025.

As of May 14, 2025, the Company has expanded its cryptocurrency holdings to a total value of $4,500,000.

LEGAL PROCEEDINGS

The Company is engaged in certain legal proceedings, as further described below. Litigation has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in defending any of these claims and that the judgments will not be upheld against us. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with outcomes that could have a material adverse effect on the Company and its financial condition. Except as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which the Company is party, nor, to Company’s knowledge, are there any such proceedings or actions contemplated.

GBB Drink Lab Litigation

On May 12, 2023, the Company announced receipt of a lawsuit filed in S.D. Fla. by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claims that its assets were, as of August 30, 2022 (prior to the misappropriation and material breach) valued at US$53,047,000. The Company believes the allegations are without merit and continues to defend itself in the lawsuit.

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. The Motion to Dismiss the Amended Complaint filed on June 23, 2023, has been fully briefed and is awaiting adjudication by S.D. Fla. In the meantime, on August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was supposed to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. Dismissed the Company’s request for a motion to dismiss the lawsuit.

On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company), and a counterclaim against GBB.  The Company alleges that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach.  On October 9, 2024, Judge Melissa Damian denied Mr. Romano’s motion to dismiss, finding that the Company plausibly alleged Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the company’s best interests. GBB and Romano have denied the allegations in their respective answers.

As of March 17, 2025, the parties are finalizing documents to be used in discovery in advance of a May 1, 2025, deadline.  Under the proposed schedule, the parties are required to participate in a mediation process by June 18, 2025. The case is expected to be trial-ready by September 2025.

The original discovery deadline of May 1, 2025, has been extended for much of discovery to allow the parties to attend a mediation on May 19, 2025. At the mediation, the parties will explore potential settlement. If settlement is not reached, the parties will continue with discovery to complete the outstanding depositions and expert discovery.

Dr. Raza Bokhari

Following the contested meetings scheduled to be held on June 29, 2021, the former CEO, Dr. Raza Bokhari commenced five actions against the Company and management, which resulted in counterclaims and additional unexpected legal and operating expenses. As at the date of the Annual Report, the status of the matters is as follows:

Wrongful Dismissal Arbitration

On July 15, 2021, the Company’s former CEO, Dr. Raza Bokhari, filed an arbitration notice seeking C$30.2 million for breach of contract, severance, and damages, along with C$500,000 for punitive damages and legal fees. Dr. Bokhari had been placed on administrative leave after the May 14, 2021, shareholder meeting and was terminated for cause on July 27, 2021, following an investigation by a special committee of the Board. The Company defended the arbitration and counterclaimed against Dr. Bokhari for reimbursement of expenses he directed the Company to pay himself, as well as losses the Company sustained as a result of Dr. Bokhari’s decision to authorize a series of dilutive share issuances.

The arbitration concluded in August 2022. In its 174-page Merit Award, the Justice Cunningham dismissed Dr. Bokhari’s claims in their entirety. Justice Cunningham also ordered Dr. Bokhari to repay certain monies to the Company in respect of the Company’s counterclaim, while also awarding the Company its costs of the arbitration which he subsequently fixed at approximately C$2.8 million, plus interest. The Merits Award is available at the following link: https://fsdpharma.com/wp-content/uploads/2023/05/2023-03-01-Application-Record-Applicant-FSD-Pharma-Inc.pdf.

On December 9, 2022, Dr. Bokhari sought to set aside the award, citing unfair treatment and inadequate reasoning. On October 4, 2023, the Company announced that the ONSC had dismissed Dr. Bokhari’s motion to set aside the arbitration award. Dr. Bokhari was required to put up C$150,000 as security for costs before the motion was heard, which he has forfeited. In addition, Dr. Bokhari was ordered to pay C$175,000 to cover the Company’s legal costs for his failed set aside motion.

On October 13, 2023, Dr. Bokhari served notices of motion on the Company for leave to appeal the set aside and enforcement orders issued by the ONSC on October 4, 2023. On December 1, 2023, the Company filed a petition to confirm the arbitration award in the United States District Court for Eastern District of Pennsylvania. On December 15, 2023, the Company submitted a responding party’s factum to the ONCA. On February 6, 2024, the Company announced that the ONSC affirmed judgment and awarded an additional C$5,000 in costs considering Dr. Bokhari’s failed motion for leave to appeal. On June 27, 2024, the United States District Court for Eastern District of Pennsylvania granted judgement in favor of the Company in its case against Dr. Bokhari. On January 24, 2025, the Company sought a court order from the ONSC declaring Dr. Bokhari to be a vexatious litigant. As of the date hereof, the litigation is ongoing.

Restraining Order and Class B Subordinate Voting Share Cancellation Application

On January 21, 2021, and February 10, 2021, the Board authorized the issuance of an aggregate of 1,349,765 Class B Subordinate Voting Shares as share based awards to certain directors and officers of the Company, including Dr. Bokhari. Upon determining that 1,198,146 of these Class B Subordinate Voting Shares (the “Contested Shares”) had been inappropriately issued contrary to applicable laws, the Board resolved to cancel the Contested Shares on June 1, 2021, and later directed the Company’s transfer agent to cancel and return the Contested Shares to treasury. On July 2, 2021, Dr. Bokhari, filed an action against the Company seeking to prevent the Company from cancelling his portion of the Contested States. The motion was heard and denied on July 27, 2021. On July 21, 2021, the Company commenced a legal proceeding against Dr. Bokhari, former members of the Board, including James Datin, Robert Ciaruffoli, Stephen Buyer and Gerald Goldberg, Dr. Bokhari’s brokerages’ Haywood Securities Inc. and Haywood Securities (US) Inc., and the Company’s transfer agent. The Company made an application before the ONSC stating that the Contested Shares were issued contrary to section 23(2) of the OBCA and validly cancelled by resolution of the Board passed on June 1, 2021. The Company was able to reach an agreement with all of the former directors other than Dr. Bokhari under which they did not oppose the Company’s application and agreed to be bound by the decision in the application, and the Company agreed not to seek costs against them. Neither the Company’s transfer agent nor any of Dr. Bokhari’s brokerages took any position on the application. On March 8, 2022, the court issued a mixed decision in the application, permitting the Contested Share grant to Dr. Bokhari until the date of his termination but cancelling 504,888 Contested Shares relating to services that were to be provided after the date of termination.

Bokhari v. FSD Pharma Inc. Et al.

On July 2, 2021, Dr Bokhari filed an action against the Company, FSD BioSciences, Anthony Durkacz and Zeeshan Saeed. The case was placed in civil suspense pending resolution of arbitration. Therefore, no further activity will occur in this case unless and until the arbitration concludes. As of the date hereof, the litigation is ongoing.

Bokhari Wrongful Means Action

In June 2023, Dr. Bokhari commenced an action against the Company and FSD Biosciences by way of notice of action issued out of the ONSC. He subsequently filed a statement of claim, of July 7, 2023, and served the notice of action and statement of claim on a former director of the Company on December 19, 2023. The action seeks USD $1.5 million in damages for intentional interference with economic relations, misrepresentation, negligence, and other causes of action to be specified in a statement of claim. We delivered a notice of intent to defend in the action on January 5, 2024, but thus far not been required to provide a statement of defense. We believe these claims are without merit.

Bokhari Employment Claim

By way of notice of action issued on May 11, 2023, Dr. Bokhari commenced an action for damages for breach of contract against the Company in the ONSC. He subsequently filed a statement of claim in which he specified the claim as a claim for USD $30.2 million in damages on the basis that the Company breached his employment agreement by not providing him notice of default before terminating his employment. On November 10, 2023, the last day on which he could do so, Dr. Bokhari served the notice of action and statement of claim on an FSD director. We served a notice of intent to defend this action on November 22, 2023, but have not been required to serve a statement of defense. We note that to the extent he wished to advance this claim, it is a claim that Dr. Bokhari should have advanced in the employment arbitration, but did not do so. As such and bearing in mind the decision the arbitrator reached in that proceeding in our view, we believe that this claim has no merit.

Cunningham Assessment Application

By notice of application dated September 26, 2023, Dr. Bokhari applied to the ONSC for an order directing an assessment of the accounts/billing rendered by Justice Cunningham in the Wrongful Dismissal Arbitration noted above. In late January 2024, Dr. Bokhari served Arbitrator Cunningham with the notice of application and a supporting affidavit sworn January 24, 2024. Under the terms of the retainer agreement between FSD, Dr. Bokhari and Justice Cunningham, FSD is jointly and severally liable for any costs Justice Cunningham might incur as a result of this proceeding. The liability exposure that FSD could have in this matter is approximately C$182,777.50, which represents half of the arbitration fees, plus any costs in defending the arbitrator To protect its interest, the Company has instructed its legal counsel to move to have the Company joined to the proceeding. We believe this claim is without merit.

As of May 7, 2024, Mr. Bokhari decided to abandon his application to have his accounts assessed.

At a hearing on November 28, 2024, the ONSC awarded the Company C$13,000 for costs. This award was released February 10, 2025, and the amount is currently outstanding. The Company appeared before the registrar on March 12, 2025, to address the collection of the award.

Bokhari Indemnification Application

On November 12, 2021, Dr. Bokhari commenced an application in the ONSC seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he commenced against FSD or in which he was named as a party by FSD. FSD denied the validity of the underlying indemnification agreement and therefore opposed the application. In April 2022, the parties agreed to allow Dr. Bokhari to adjourn the application indefinitely. Last year, Dr. Bokhari retained new counsel who indicated that it intended to pursue the application. To date that new counsel has taken no steps to do so. We believe this claim is without merit.

On April 6, 2022, Dr. Bokhari commenced an application in the Superior Court seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he has commenced against the Company or in which he has been named as a defendant against the Company. The Company denied the validity of the underlying indemnification agreement and opposed the application. In April 2022, the parties agreed to adjourn the application without setting a new hearing date. As of the date hereof, the litigation is ongoing.

The Company’s Petition against Raza Bokhari to Confirm Arbitration Award

On December 1, 2023, the Company filed a Petition to Confirm Arbitration (the “Petition”), in the Eastern District of Pennsylvania, which seeks to (a) confirm the four awards entered in an arbitration in Ontario, Canada, in favor of the Company and against former CEO Raza Bokhari and (b) enter final judgment against Bokhari in an amount in excess of C$3,000,000. The petition was filed in the U.S. District Court for the Eastern District of Pennsylvania. Dr. Bokhari filed a response on February 9, 2024. The Company filed a response and the litigation is ongoing.

On March 31, 2024, Mr. Bokhari requested a week-long extension, which pushed the Company’s deadline of February 23, 2024, by a week. The Company filed a response on March 1, 2024.

As of May 31, 2024, the Company won the petition to confirm the arbitration awards against Dr. Raza Bokhari. As a result, on June 27, 2024, the U.S. District Court for the Eastern District of Pennsylvania confirmed the Company’s motion for entry of judgement and granted judgement in favor of the Company of approximately US$3,000,000. As of the date of this Annual Report, the Company has yet to receive payment by Dr. Bokhari.

On April 14, 2025, the Company announced that the reconsideration motion by Dr. Raza Bokhari at the Court of Appeal for Ontario was dismissed entirely in favour of Quantum BioPharma.

Parkway Clinical Laboratories

On July 8, 2021, Parkway Clinical Laboratories, a company wholly owned by Dr. Bokhari, filed an action against the Company, which was subsequently settled following a conference between the parties on October 20, 2021.

On July 20, 2021, a shareholder of the Company filed a claim in the Delaware Chancery Court against the Company and its directors and officers seeking to remedy harm they believe the directors and officers of the Company have caused by their actions. The shareholder has filed the claim on count of breach of fiduciary duties and corporate waste against the directors and officers with no dollar amount being claimed. On September 13, 2021, the Company filed a motion to dismiss in its entirety and the motion was heard on February 8, 2022. The claim was dismissed by the court May 6, 2022.

Lawsuit against CIBC World Markets, RBC Dominion Securities, and John Does 1-10

On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. The complaint alleges market manipulation through spoofing activities between January 1, 2020, and August 15, 2024. The Company is seeking damages of more than US$700 million.

The complaint alleges that between January 1, 2020, and August 15, 2024, the defendants engaged in “spoofing,” an unlawful trading practice, to manipulate the market price of Quantum’s shares. The complaint details that the defendants placed thousands of spoofing orders to sell, creating the illusion that Quantum’s share price was declining. This practice allegedly “tricked” other investors into selling their shares at lower prices, driving the company’s share price downward. The defendants then purchased shares at artificially depressed prices, positioning themselves to profit when the market price rebounded. The Company claims to have suffered significant damage and seeks to recover more than USD 700 million. It alleges that it sold approximately 90 million shares of its stock on U.S. and Canadian exchanges during the relevant period at artificially depressed prices due to the defendants’ spoofing activities. The complaint names CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1 through 10 as defendants. It asserts three claims for relief: violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(a) and (c), violation of Section 9(a)(2) of the Securities Exchange Act of 1934, and New York Common Law Fraud.

Additional Regulatory Matters

In response to OSC inquiries regarding our securities trading activity, the Company has maintained an active investigation into potential market irregularities. Below we provide historical context regarding this ongoing matter, which represents an important element of our regulatory compliance efforts:

Quantum Response to OSC Inquiry

On August 11, 2023, external legal counsel sent a letter to the Ontario Securities Commission (“OSC”). This letter was in response to a comment letter from the OSC regarding the Company’s Preliminary Short Form Base Shelf Prospectus filed on July 11, 2023. The letter addressed inquiries from the OSC about the Company’s investigation into possible naked short selling and market manipulation of the Company’s securities.

Key points of the letter:

●	The Company’s external counsel and Christian Attar (collectively referred to as “Law Firms”) were jointly representing Quantum in the matter concerning possible naked short selling and market manipulation of the Company’s securities.

●	Quantum had first suspected share price manipulation in 2021 when it discovered imbalances between reported shares held by brokers and authorized shares on deposit in both Canadian and U.S. exchanges.

●	The Board of Directors discussed naked short selling and market manipulation in a meeting on June 29, 2023, and decided to retain Christian Attar.

●	Other than an information package submitted to the OSC on June 23, 2023, Quantum had not been in contact with other regulatory bodies regarding this matter.

●	The investigation was ongoing at the time, with the Law Firms reviewing documents, trading data, and interviewing witnesses.

●	The Company had an Insider Trading and Blackout Period policy, but the disclosure of the possible naked short selling and market manipulation did not trigger a blackout period.

●	The letter emphasized the preliminary nature of the investigation and its ongoing status. It stated that it was premature to identify any parties or individuals who might be implicated in the matter. Furthermore, the Law Firms were unable to provide an accurate timeline for the completion of their investigations at that point.

●	The letter also noted that any decision regarding potential litigation against third parties would depend on the investigation’s findings and could not be determined until the inquiry was concluded.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three months ended March 31, 2025, and 2024:

	2025	2024
	$	$
Expenses
General and administrative	1,328,111	1,919,212
External research and development fees	1,648,350	160,260
Share-based payments	291,272	57,743
Depreciation and amortization	129,690	120,141
Total operating expenses	3,397,423	2,257,356
Net loss from operations	(8,739,881)	(2,091,425)
Net loss for the period	(8,739,881)	(2,091,425)

REVIEW OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

General and administrative

General and administrative expenses for the three months ended March 31, 2025, and 2024 are comprised of:

	For the three months ended March 31,
	2025	2024	Change	Change
	$	$	$	%
Professional fees	355,722	858,423	(502,701)	-59%
Investor relations	358,901	272,162	86,739	32%
Salaries, wages and benefits	337,839	379,452	(41,613)	-11%
Consulting fees	125,144	218,961	(93,817)	-43%
Office and general administrative	138,705	186,071	(47,366)	-25%
Foreign exchange loss	11,800	4,143	7,657	185%
	1,328,111	1,919,212	(591,101)	-31%

Professional fees

Professional fees were $355,722 for the three months ended March 31, 2025, compared to $858,423 for the comparative period in the prior year. This represents decrease of $502,701 or 59% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. The decline was primarily driven by reduced legal fees, as certain litigation matters concluded favorably during the period. This trend reflects lower ongoing legal expenditures compared to the prior year.

Investor relations

Investor relations expenses were $358,901 for the three months ended March 31, 2025, compared to $272,162 for the comparative period in the prior year. This represents an increase of $86,739 or 32% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. The rise reflects heightened media and promotional activities during the quarter, aligned with strategic initiatives. Expenses typically fluctuate throughout the year based on the timing of campaigns, investor events, and other engagement priorities.

Salaries, wages and benefits

Salaries, wages and benefits expenses were $337,839 for the three months ended March 31, 2025, compared to $379,452 for the comparative period in the prior year. This represents a decrease of $41,613 or 11% for the three months ended March 31, 2025 compared to the equivalent period in the prior year.

Consulting fees

Consulting fees were $125,144 for the three months ended March 31, 2025, compared to $218,961 for the comparative period in the prior year. This represents a decrease of $93,817 or 43% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. The consulting fees include historical expenses from a consulting firm no longer engaged by the Company. The Company now maintains ongoing relationships for specialized consulting needs with a few new firms. Approximately 25% of consulting fees were associated with director fee.

General office, insurance, and administration expenditures

General office, insurance, and administration expenditures for the three months ended March 31, 2025, and 2024 are comprised of the following:

	For the three months ended March 31,
	2025	2024	Change	Change
	$	$	$	%
Insurance, shareholders and public company costs	95,157	97,839	(2,682)	-3%
Travel, meals and entertainment	-	32,402	(32,402)	-100%
Office and general administrative	43,548	55,830	(12,282)	-22%
Total	138,705	186,071	(47,366)	-25%

Insurance, shareholders, and public company costs

Insurance, shareholders and public company costs were $95,157 for the three months ended March 31, 2025, compared to $97,839 for the comparative period in the prior year. This represents a decrease of $2,682 or 3% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. Expenses mainly consisted of ongoing D&O insurance premiums, stock exchange listing fees (CSE and NASDAQ), shareholder communication costs, filing fees, and regulatory expenses.

Travel, meals and entertainment

Travel, meals and entertainment expenses were $Nil for the three months ended March 31, 2025, compared to $32,402 for the comparative period in the prior year. This represents a decrease of $32,402 or 100% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses were $43,548 for the three months ended March 31, 2025, compared to $55,830 for the comparative period in the prior year. This represents a decrease of $12,282 or 22% for the three months ended March 31, 2025, compared to the equivalent period in the prior year.

Foreign exchange loss

Foreign exchange loss was $11,800 for the three months ended March 31, 2025, compared to $4,143 for the comparative period in the prior year. This represents an increase of $7,657 or 51% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. The primary reason for the change in foreign exchange was the change in the Canadian dollar relative to the US dollar and its impact on financial instruments denominated in the Canadian dollar. The strong appreciation of the US dollar versus the Canadian dollar in 2024 negatively impacted returns on the Company’s Canadian dollar investments and cash and cash equivalents holdings.

External research and development fees

External research and development fees were $1,648,350 for the three months ended March 31, 2025, compared to $160,260 for the comparative period in the prior year. This represents an increase of $1,488,090 or 929% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. Starting from FY2025, the Company has reinitiated investments in its FSD-201 research initiatives, in which expenses were incurred in the FSD Australia entity.

Share-based payments

Share-based payments were $291,272 for the three months ended March 31, 20245, compared to $57,743 for the comparative period in the prior year. This represents an increase of $233,529 or 404% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. Share-based payments expense changes based on the variability in the number of options granted, vesting periods of the options, the number of Performance Share Units (“PSUs”) granted, the number of RSUs granted, vesting periods of the PSUs and RSUs, number of warrants granted, vesting periods of the warrants, the grant date fair values of share-based awards, and share-based bonuses issued. During the three months ended March 31, 2025, the Company granted 57,692 options to officers and employees.

Depreciation and amortization

Depreciation and amortization were $129,690 for the three months ended March 31, 2025, compared to $120,141 for the comparative period in the prior year. This represents an increase of $9,549 or 8% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. Depreciation and amortization in the current period related to the amortization of intellectual property and right-of-use assets.

Interest income

Interest income was $67,216 for the three months ended March 31, 2025, compared to $172,524 for the comparative period in the prior year. This represents a decrease of $105,308 or 61% for the three months ended March 31, 2025, compared to the equivalent period in the prior year. Interest income is primarily consisted of interest earned from the residential property investments through the FSD Strategic Investment entity.

Other income

Other income includes proceeds from the sale of excess inventory from research activities conducted by Celly Nu. Other income was $7,060 for the three months and March 31, 2025, compared to $Nil in the prior year period.

(Gain) loss on settlement of debt

During the three months ended March 31, 2025, the Company incurred a gain on settlement of debt of $185,130 with arms-length creditors compared to a loss on settlement of debt of $17,476, related to the shares for debt transaction with an arms length creditor in the prior year period.

Loss (gain) on change in fair value of derivative liability

In August 2020, the Company issued 42,499 Class B Subordinate Voting Shares and 21,249 warrants to purchase Class B Subordinate Voting Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Subordinate Voting Share of the Company at an exercise price of $276.90 per share and expires five years from the date of issuance.

The fair value of the warrants liability as at March 31, 2025, was $221, resulting in a loss on change in fair value of $219 for the three months March 31, 2025, compared to $23,297 for the prior year period.

During the year ended December 31, 2024, the Company issued 80,000 warrants pursuant to a convertible debenture with derivative liability components. The fair value of the warrants as of March 31, 2025, was $523,128 resulting in a loss on change in fair value of $311,128 for three months ended March 31, 2025.

The fair value of the conversion feature as at March 31, 2025, was $911,360 (December 31, 2024 - $280,000) resulting in a loss on change in fair value of $631,360.

On January 20, 2025, the Company issued 152,577 warrants pursuant to a convertible debenture with derivative liability components. The fair value of the warrant liability at the date of issuance on January 20, 2025, was $405,656. The fair value of the warrants as of March 31, 2025, was $1,029,101 resulting in a loss on change in fair value of $623,445.

The fair value of the conversion feature as at dates of conversion on February 7 and February 26, 2025, was $2,912,862, and $656,513, respectively resulting in total net loss on change in fair value of $1,514,174.

On March 6, 2025, the Company issued 10,309 warrants pursuant to the convertible debenture with derivative liability components. The fair value of the warrant liability as at date of issuance on March 6, 2025, was $38,702. The fair value of the warrants as of March 31, 2025, was $69,813, resulting in a loss on change in fair value of $31,110.

On March 28, 2025, the Company issued 183,920 warrants pursuant to the convertible debenture with derivative liability components. The fair value of the warrants as of March 31, 2025, was $1,218,875, which remained the same as the value on the date of issuance, thus, there was no change in fair value during the period.

Unrealized loss on change in fair value of digital assets

The Company’s investments in digital assets are accounted for at fair value through profit or loss, resulting in a loss $718,827 during the period ended March 31, 2025.

Realized gain from sale of digital assets

Realized gain of $68,293 from the sale of the Company’s investment in digital assets is recognized in profit and loss during the period ended March 31, 2025.

Loss on issuance of convertible debt

They Company incurred a loss on issuance of convertible debt of $1,490,278 for the period ended March 31, 2025 as the fair value of warrants and conversion feature pursuant to the January Debentures were higher than the principal debt amount on the date of issuance.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations results for each of the eight quarters commencing April 1, 2023, and ended March 31, 2025. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2024, and the condensed consolidated interim financial statements for the three months ended March 31, 2025. This data should be read in conjunction with the audited annual financial statements for the year ended December 31, 2024, and the condensed consolidated interim financial statements for the three months ended March 31, 2025. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23
	$	$	$	$	$	$	$	$
Interest income	67,216	132,075	163,868	104,424	172,524	153,791	174,068	186,163
Net loss for the period	(8,739,881)	(5,456,278)	(4,015,327)	(3,352,499)	(2,091,425)	(1,651,566)	(1,131,200)	(5,490,293)
Net loss per share - basic	(3.53)	(2.89)	(4.37)	(0.08)	(0.05)	(0.04)	(0.03)	(0.14)
Net loss per share - diluted	(3.53)	(2.89)	(4.37)	(0.08)	(0.05)	(0.04)	(0.03)	(0.14)

SEGEMENT INFORMATION

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biopharmaceutical and Strategic Investments.

The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for application in hospitals and other medical practices. The Biopharmaceutical segment primarily earns interest income on excess cash on hand invested in short-term guaranteed investment certificates.

The Company’s Strategic Investments segment is focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company’s interest income, total operating expenses, and net loss for the three months ended March 31, 2025, and 2024 on a segmented basis:

	For the three months ended March 31, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(2,584)	(64,632)	(67,216)
Total operating expenses	3,397,101	322	3,397,423
Net (loss) income	(8,804,191)	64,310	(8,739,881)

	For the three months ended March 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest income	(19,157)	(153,367)	(172,524)
Total operating expenses	2,257,161	195	2,257,356
Net (loss) income	(2,244,597)	153,172	(2,091,425)

FINANCIAL POSITION

As at	March 31,	December 31,
	2025	2024
	$	$	Change $	Change %
ASSETS
Current assets
Cash and cash equivalents	3,518,313	5,995,872	(2,477,559)	-41%
Other receivables	393,843	374,678	19,165	5%
Prepaid expenses and deposits	144,345	69,036	75,309	109%
Finance receivables, net	3,018,151	3,432,340	(414,189)	-12%
Investments	20,868	1,202,349	(1,181,481)	-98%
Inventory	93,856	117,242	(23,386)	100%
Digital assets	2,742,403	861,230	1,881,173	100%
	9,931,779	12,052,747	(2,120,968)	-18%

Non-current assets
Equipment, net	74,397	76,894	(2,497)	-3%
Investments	2,224	2,224	—	0%
Right-of-use asset, net	34,922	53,488	(18,566)	-35%
Intangible assets, net	4,830,147	4,933,871	(103,724)	-2%
Total assets	14,873,469	17,119,224	(2,245,755)	-13%

LIABILITIES
Current liabilities
Trade and other payables	2,356,902	4,362,068	(2,005,166)	-46%
Lease obligations	35,358	53,780	(18,422)	-34%
Warrants liability	2,841,137	212,002	2,629,135	1240%
Derivative liabilities	2,866,115	280,000	2,586,115	924%
Deferred income	1,000,000	1,000,000	—	100%
Notes payable	1,087,929	619,029	468,900	76%
Convertible debentures	156,920	152,113	4,807	100%
	10,344,361	6,678,992	3,665,369	55%

Total liabilities	10,344,361	6,678,992	3,665,369	55%

SHAREHOLDERS’ EQUITY
Class A share capital	151,701	151,701	—	0%
Class B share capital	152,884,305	150,318,624	2,565,681	2%
Warrants	1,379,181	1,997,759	(618,578)	-31%
Contributed surplus	31,957,689	31,072,543	885,146	3%
Foreign exchange translation reserve	47,303	50,795	(3,492)	-7%
Accumulated deficit	(180,687,607)	(172,110,884)	(8,576,723)	5%
Equity attributable to shareholders of the Company	5,732,572	11,480,538	(5,747,966)	-50%
Non-controlling interests	(1,203,464)	(1,040,306)	(163,158)	16%
	4,529,108	10,440,232	(5,911,124)	-57%
Total liabilities and shareholders’ equity	14,873,469	17,119,224	(2,245,755)	-13%

Assets

Cash and cash equivalents decreased by $2,477,559, or 41%, primarily due to operating outflows, investments in digital assets, offset by private placement offerings.

Other receivables increased by $19,165, or 5%. Changes are mainly related to the quarterly sales tax filing process with CRA and Australian authorities, and timing of fund collection.

Investments decreased by $1,181,481, or 98%, primarily due to all GIC investments redemption at maturity.

Current finance receivables decreased by $414,189, or 12%, reflecting various portfolio adjustments, as the Company collected the principal repayments from matured loans and did not renew.

The Company invested in net $2,600,000 in digital assets during the period ended March 31, 2025.

The right-of-use assets decreased by $18,566, or 35%, primarily due to the depreciation recorded for the current office lease.

Intangible assets decreased by $103,724, or 8%, due to amortization expenses for the three months ended March 31, 2025.

Liabilities

Trade and other payables decreased by $2,005,166, or 46%, reflecting the Company’s ongoing operational activities and strategic investments.

The fair value of the warrants liability from the Company’s total convertible debentures balance was $2,841,137 (December 31, 2024 – $212,002).

The fair value of the derivatives liabilities as of March 31, 2025, was $2,866,115 (December 31, 2024 - $280,000). This stems from the conversion feature valuations from the Company’s outstanding convertible debentures.

The Company received $1,000,000 in proceeds related to a prepaid forward contract during the year ended December 31, 2024. As of March 31, 2025, the balance remains as $1,000,000.

The total convertible debentures were valued at $156,920 as at March 31, 2025 (December 31, 2024 - $152,113).

Shareholders’ equity

Shareholder’s equity decreased by $5,747,966 primarily due to:

(i)	a decrease of $618,578 related to warrants expired during the period;

(ii)	a decrease of $3,492 related to the translation of foreign operations; and

(iii)	a decrease of $8,576,723 related to net loss for the period; and

(iv)	an increase of $2,565,681 related shares issues pursuant to the conversion of debentures and issuance of shares upon exercise of options.

Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Celly on July 31, 2023. As of March 31, 2025, the Company has a 20.10% (December 31, 2024 – 22.95%) ownership interest in Celly through common shares held in Celly. The non-controlling interest represents the common shares of Celly that are not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2024	(1,040,306)
Net loss for the period	(163,158)
Balance, March 31, 2025	(1,203,464)

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In making this assessment, management concluded that it has sufficient working capital as of March 31, 2025, to carry out its planned operations over the next twelve months.

Cash flows for the three months ended March 31, 2025 and 2024

Cash Flows (Used in) Operating Activities

Cash flows used in operating activities for the three months ended March 31, 2025, were $4,260,843 compared to cash flows used in operating activities of $1,973,394 for the three months ended March 31, 2024. The increased outflow was driven by a higher net loss of $8.3 million compared to $2 million in the previous year, partially offset by non-cash adjustments.

Cash Flows (Used in) Provided by Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2025, were $1,350,208 compared to cash used in investing activities of $22,140 for the three months ended March 31, 2024. The outflow primarily reflected $2.8 million in purchases of digital assets, partially offset by the redemptions on the GIC investments.

Cash Flows (Used in) Provided by Financing Activities

Cash flows from financing activities for the three months ended March 31, 2025, were $3,133,492 compared to cash from financing activities of $568,719 for the three months ended March 31, 2024. This significant improvement was driven primarily by $2.67 million in proceeds from convertible debentures, reflecting successful private placement offerings as well as $312,343 from rocking horse loans, which provided critical funding for the Australian subsidiary research initiatives.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENT

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with key management and directors comprise the following:

a)	Director’s compensation for the three months ended March 31, 2025, is $29,587 (2024 – $66,515).
b)	During the three months ended March 31, 2025, the Company granted 57,692 options to officers and employees of the Company each with exercise prices ranging from C$6.60 to C$9.90 and expiring two years from the date of issuance.
c)	During the year ended December 31, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan had a maturity date of April 26, 2025, and was part of FSD Strategic Investments’ portfolio of finance receivables. During the year ended December 31, 2024, a payment of C$400,000 was made by the CEO, and monthly payments were subsequently reduced to C$4,000. During the three months ended March 31, 2025, the CEO made a payment of C$800,000 towards the loan, thereby settling the total debt outstanding owed to FSD Strategic Investments.

Key management personnel compensation during the three months ended March 31, 2025 and 2024, is comprised of:

	2025	2024
	$	$
Salaries, benefits, bonuses and consulting fees	208,132	324,241
Share-based payments (Note 14)	1,316,483	—
	1,524,615	324,241

As at March 31, 2025, the Company owed an executive officer $Nil (December 31, 2024 - $Nil), for legal fees incurred by the Company and paid by the executive officer on behalf of the Company. The amount owed is recorded within trade and other payables.

As at March 31, 2025, the Company has $Nil owing to related parties included in accounts payable and accrued liabilities (December 31, 2024 - $Nil).

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with, what management believes to be, financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by residential properties, and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as timing of payments, loan to value ratios, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company’s trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

●	Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

●	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s finance receivables are at fixed rates and there are no material long-term borrowings outstanding. The Company is not exposed to interest rate risk as at March 31, 2025.

●	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at March 31, 2025.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the financial statements. The Company did not hold any private company investments as of March 31, 2025. During the period, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2024, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A Multiple Voting Shares and an unlimited number of Class B Subordinate Voting Shares, all without par value. All shares are ranked equally with regards to the Company’s residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the CEO, President, Co-Chairman of the Board and the Director, Co-Chairman of the Board.

The Company’s outstanding capital was as follows as at the date of this MD&A:

Class A Multiple Voting Shares	12	(1)
Class B Subordinate Voting Shares	2,907,543	(1)
Share options	87,648
Warrants	526,405

Note:

1.	The Class A Multiple Voting Shares represent approximately 53.3% of the voting rights attached to Quantum’s outstanding voting securities.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2025, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2025.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2025, and concluded that it was effective.